FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40-F:

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS
Item

1.	Press Release dated March 17, 2003, titled “Santander Central Hispano Makes Transparency and Equal Treatment for Shareholders Priority Goals”.

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ITEM 1

Press Release	FOR IMMEDIATE RELEASE

2002 Annual Report published today

     SANTANDER CENTRAL HISPANO MAKES
TRANSPARENCY AND EQUAL TREATMENT FOR
SHAREHOLDERS PRIORITY GOALS

•	New report on Corporate Governance Report published
•	Anti-takeover clauses to be eliminated
•	Maximum disclosure on remuneration packages: individual breakdown of all directors’ pay
•	Approval of new Regulation for General Shareholders Meetings
•	Next Shareholders Meeting to take place on June 20 and 21 on first and second call

Madrid, March 17, 2003 – Santander Central Hispano will shortly adopt the most advanced international practices on corporate disclosure, as first previewed by Chairman Emilio Botín last June, which build on recent recommendations on corporate governance in Spain.

The new measures are detailed in the 2002 Annual Report published today, and contained in proposals to be submitted for approval at the next shareholders meeting scheduled for June 20 and 21 on first and second call.

The 2002 Annual Report, containing letters to shareholders from the Chairman and the Chief Executive Officer, summarizes performance during the year. Net attributable income declined 9.6% to €2,247.2 million, while the dividend was maintained and the BIS ratio rose to 12.64% from 12.04%.

The Chairman’s letter highlights strategy for the near term, prioritizing value for shareholders. “The Santander Group has no need for new acquisitions or investments to secure its future. We have many options for value creation, through efficient management of organic growth.” The Group is concentrating activities “in the countries with the highest profit and potential - Spain, Portugal, Brazil, Mexico and Chile”, where it has 30 million customers.

The Annual Report contains a comprehensive report on Corporate Governance, and a Board opinion on this subject reflecting its determination to pursue maximum disclosure to the markets, in particular as regards Directors’ and senior Bank executives’ pay and equal treatment for shareholders. In this regard, the next Shareholders Meeting will vote to eliminate anti-takeover clauses and on a new Regulation governing General Shareholders Meetings.
Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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Report on Corporate Governance

In line with recommendations of the Aldama Commission*, the Annual Report includes a section on Corporate Governance with full information on the composition, functions, number of meetings and time dedicated both by the Board and by its respective committees. Brief CV’s of directors are included, with age and time in the job. This information is complemented by references to shareholders meetings of the previous year, with the corresponding agreements and resolutions, and voting outcomes.

The report contains the Board of Directors’ own position on various aspects of Corporate Governance. With respect to independent directors, it concludes “that independence should be a characteristic of all directors” and “must be one of judgment based on the solvency, integrity and professionalism of each director”. Nonetheless, and following the recommendation of the Aldama Committee, the report details the Board’s composition as follows: 5 executive directors and 16 external directors, which include five with sizeable financial investments and eight independents. Directors have a combined stake in the Bank of 9.47%.

Elimination of the anti-takeover clauses

It is the Board’s intention that shareholders are given equal treatment as well as increased control over certain decisions of special relevance to the Bank. In this regard, the Agenda for the next Shareholders Meeting proposes the elimination of the anti-takeover clauses, as announced by the Chairman at last year’s shareholders meeting in June. In addition, a new Regulation governing Shareholders Meetings will be proposed.

The next Shareholders Meeting will vote on the modification of articles 17, 24, 30 and 32 of the Statutes, considering that the “anti-takeover statutes,” while commonplace in listed Spanish companies, are not consistent with the latest Corporate Governance standards and provide a disincentive to third parties acquiring significant shareholdings that aspire to joining the Board.

The elimination of these clauses in our Group, which is listed in the leading international stock exchanges and which has an extremely diverse investor base of 1.1 million shareholders, will lead to a better stock valuation. The changes envisaged will eliminate the following anti-takeover measures.

–	The 10% limit to voting rights applicable to any single shareholder present and represented at the Shareholders Meeting

* The Aldama Commission was formed in September 2002 at the Spanish government's request to review and where needed make recommendations on corporate governance in Spain. The Commission, chaired by businessman Enrique Aldama, issued its report in January.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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–	The requirement of a 70% favourable vote of the Bank’s capital present or represented by voting rights at the Shareholders meeting to approve certain agreements (transformation, merger, break up, etc)
–	Requirement to own at least 100 Bank shares for three years before becoming eligible for Board membership
–	Requirement of a two-thirds vote from Board Members in order to be appointed Vice Chairman
–	Requirement to have been a Board Member for at least five years before being appointed Chairman

Shareholders are given increased control over remuneration packages through shares or share options, as well as any other linked to the Bank’s shares. Share-based remuneration will have to be approved by the Shareholders Meeting, regardless of the beneficiaries and not only when this relates to Board Members or Executive Vice Presidents, as currently stipulated.

Article 27 of the Statutes will thus be amended so as to extend the authority of the General Shareholders Meeting over these decisions, going beyond what is foreseen in article 130 of Company Law.

Full disclosure on remuneration

The Chairman made public last year his own remuneration package. This year, the Bank has taken a further step in publishing individual breakdowns of all directors’ packages, as well as loans extended to them and compensation received for membership of other Company Boards in representation of the Group.

Since last March, Board Directors and senior Bank executives that are members of the boards of other companies in representation of the Group have had to deposit in the Bank the remuneration received for these positions.

The Annual Report details remuneration and expenses for attending meetings of the Board and of Board committees, as well as salaries, bonuses, stock options and pension obligations incurred in the case of Executive Directors. It also details the amount disbursed to outgoing Chief Executive Officer Angel Corcóstegui to cover his pension rights.

Finally, the Report includes the remuneration received by the entire senior management of the Bank, differentiated by fixed and variable components.

In 2002 both the remuneration for Board Directors and the fixed and variable components of Executive Directors packages, were reduced by 10% and 17%, respectively, in line with the 9.6% decline in net attributable income.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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The information provided achieves levels of corporate disclosure never before seen in Spain and comparable with the best international practices.

General Shareholders Meeting Regulation

The Aldama Report recommends that its new guidelines on corporate governance be carried out through the drawing up and publication of a specific Regulation governing General Shareholders Meetings. This should “regulate convening of Meetings, preparation, information, attendance, development and exercise of political rights to the extent that the Meeting itself does not modify them, always in accordance with Company Law and the Statutes.”

Following this recommendation, a new Regulation will be submitted to the Shareholders Meeting whose central content can be summarized in the following points:

–	In addition to legal or statutory requirements, from the date the General Shareholders Meeting is convened, the Bank will publish all proposals by the Board in relation to the Agenda, as well as other information of interest, on its Web Site.
–	The Bank commits to providing the media with access and the necessary materials in order for them to achieve the maximum coverage of Shareholder Meetings. These will be taped for audiovisual reproduction.
–	During the period allotted for shareholders to speak, they may formulate proposals relating to any aspect of the Agenda
–	A notary certificate will be produced that will be considered as the minutes of the Shareholders Meeting
–	Agreements of the Shareholders Meeting will be notified immediately to the National Securities Market Commission and published on the Company’s Web Site.

Chairman’s message encouraging shareholder attendance

Prior to Shareholder Meetings, the Chairman will write personally to all shareholders to inform them of their rights to information, attendance and voting at the Meeting. They will be informed that all information related to the Meeting can be found on the Company Web Site, and that they not have only the opportunity to request reports and clarification of items of the Agenda but also the possibility of submitting proposals or suggestions that can be incorporated for discussion in the Meeting.

Together with the Agenda, details of proposals to be voted on at the Meeting will be provided, and in this way, going well beyond what is required by existing legislation and the Statutes, with the goal of achieving a more efficient participation of shareholders at the Meeting.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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Other innovations

–	Preparation of a community development report covering three main aspects – economic, social and environment
–	Adaptation of the Statues to regulate the work of the Audit and Compliance Committee, which is already envisaged in the Regulation governing the Board of Directors

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: March 18, 2003	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President